UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S purchases B shares worth DKK 954 million from Novo Holdings A/S under the 2018 share repurchase programme

Bagsværd, Denmark, 5 February 2018 – Novo Nordisk A/S has today entered into an agreement to purchase 3,087,410 B shares (nominal DKK 0.20) of a value of DKK 954 million from Novo Holdings A/S. This transaction is part of Novo Nordisk’s 2018 share repurchase programme of up to a total of DKK 14.0 billion to be executed during a 12 months period beginning 1 February 2018. The transaction price is DKK 308.90 per share and has been calculated as the volume weighted average market price from 1 February to 5 February 2018 in the open window following the announcement of Novo Nordisk A/S’ 2017 financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.1% of the share capital and 75.5% of the votes. Following the transaction, Novo Holdings A/S owns 107,487,200 A shares (nominal DKK 0.20) and 32,145,318 B shares (nominal DKK 0.20), corresponding to 27.9% of the capital and 75.4% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 1 February 2018 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S share capital around 28%.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 495,918 B shares in the period from 1 February 2018 to 5 February 2018. Novo Nordisk A/S owns a total of 63,102,269 B shares of DKK 0.20, corresponding to 2.5% of the share capital, as treasury shares including this transaction. The total amount of A and B shares in the company is 2,500,000,000 including treasury shares.

About Novo Holdings A/S

Novo Holdings is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation. It is the holding company of the Novo Group, comprising Novo Nordisk A/S, Novozymes A/S and NNIT A/S, and is responsible for managing the Foundation’s assets. In addition to being the major shareholder in the Novo Group companies, Novo Holdings provides seed and venture capital to development-stage companies, takes significant ownership positions in well-established companies within life science and manages a broad portfolio of financial assets. It is the vision of Novo Holdings to be recognized as a world-leading life science investor with a focus on creating long-term value. Read more at www.novo-holdings.dk.

About Novo Nordisk A/S

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Novo Holdings Communication
Christian Mostrup Scheel	+45 3067 4805	cims@novo.dk

Novo Nordisk Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Novo Nordisk Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 9 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer